UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Company Name and Increase in Authorized Share Capital

As previously disclosed in the report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 2, 2026, the shareholders of Wetour Robotics Limited (formerly known as “Webus International Limited”) (the “Company”) approved, at an extraordinary general meeting, among other matters, the following corporate actions:

1.	the change of the Company’s name from Webus International Limited to Wetour Robotics Limited;

2.	the increase in the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each to US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each; and

3.	the adoption of an amended and restated memorandum and articles of association reflecting the foregoing changes.

On March 9, 2026, the Company received from the Registrar of Companies of the Cayman Islands a Certificate of Incorporation on Change of Name confirming that the Company’s name has been changed to Wetour Robotics Limited. The Company’s amended and restated memorandum and articles of association reflecting the increase in authorized share capital and the change of the Company’s name have been filed and registered with the Registrar of Companies and are now in effect.

The information in this report, including Exhibit 3.1, is furnished to the U.S. Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Company currently in effect

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: March 12, 2026

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